ARISTOTLE FUNDS SERIES TRUST
11100 Santa Monica Blvd., Suite 1700
Los Angeles, CA 90025

September 15, 2025

VIA EDGAR TRANSMISSION

Mr. Brian Szilagyi
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Aristotle Funds Series Trust (the “Trust”)
File Nos.: 333-269217 and 811-23850

Dear Mr. Szilagyi:

This correspondence is being filed in response to the oral comments the Trust received on September 3, 2025 regarding your review of the recent shareholder reports filed on Form N-CSR and Form N-CEN for series of the Trust (each, a “Fund,” and collectively, the “Funds”) listed below. For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

S000080073	Aristotle Core Bond Fund
S000080062	Aristotle Core Equity Fund
S000080072	Aristotle Core Income Fund
S000080074	Aristotle Floating Rate Income Fund
S000080063	Aristotle Growth Equity Fund
S000080075	Aristotle High Yield Bond Fund
S000080065	Aristotle International Equity Fund
S000080071	Aristotle Portfolio Optimization Aggressive Growth Fund
S000080056	Aristotle Portfolio Optimization Conservative Fund
S000080070	Aristotle Portfolio Optimization Growth Fund
S000080067	Aristotle Portfolio Optimization Moderate Conservative Fund
S000080069	Aristotle Portfolio Optimization Moderate Fund
S000080057	Aristotle Short Duration Income Fund
S000080061	Aristotle Small Cap Equity Fund
S000080058	Aristotle Small/Mid Cap Equity Fund
S000080059	Aristotle Strategic Income Fund
S000080074	Aristotle Ultra Short Income Fund
S000080060	Aristotle Value Equity Fund
S000080068	Aristotle/Saul Global Equity Fund

The Trust’s responses to your comments are as follows:

1. Comment: With respect to the five Portfolio Optimization Funds, please add a footnote to the Financial Highlights stating that the ratios of net investment income do not reflect their proportionate share of expenses and income of the underlying funds in which the Funds invests. (See ASC 946-205-50-16).

Response: The Trust responds by confirming the requested footnote will be included in future shareholder reports on Form N-CSR, as applicable.

2. Comment: Please include a sufficient description of the nature of the services comprising the tax fees disclosed in the categories of services provided by the principal accountant for tax compliance, tax advice and tax planning for the past two fiscal years. See Item 4(c) of Form N-CSR.

Response: The Trust responds by confirming that the requested description will be included in future shareholder reports.

3. Comment: The title of the individuals signing the certifications contained in Form N-CSR does not specifically include the title of principal executive officer or principal financial officer. Please confirm in a correspondence that the individuals that signed the certifications provided with the filing are the principal executive officer and principal financial officer and please confirm that going forward such titles will be included in the signed certifications.

Response: The Trust confirms that the individuals who signed the certifications contained in Form N-CSR, Richard Schweitzer and Joshua B. Schwab, are the Trust’s Principal Executive Officer and Principal Financial Officer, respectively. The Trust confirms the Principal Executive Officer and Principal Financial Officer titles will be included in the signed certifications in future shareholder reports.

4. Comment: If a Fund had significant investments in bank loans and the Fund received consent fees, upfront obligation fees and/or amendment fee income from such loans, which is different from interest income, please ensure that such income amounts are disclosed appropriately in the Notes to Financial Statements along with the policy to recognize such income in accordance with GAAP standards.

Response: The Trust responds by confirming the requested disclosures will be included in future shareholder reports, as applicable. To date, the Fund has not received material amounts of any such income.

5. Comment: The Staff noted the use of the fund name “Aristotle/Saul Global Cap Equity Fund” in certain locations, including the internal control report in Form N-CEN and in the cover page, table of contents and auditor opinion of Form N-CSR, and in all other instances “Cap” was not included in the name. In correspondence, please provide the correct name and ensure the name is used consistently in future shareholder reports.

Response: The Trust confirms the correct name is “Aristotle/Saul Global Equity Fund.” The correct name will be used consistently in future shareholder reports.

6. Comment: Note 15 in the Notes to Financial Statements indicates that the Funds have adopted FASB accounting standard 2023-07, which is Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, and the Adviser is deemed to act as the chief operating decision maker (“CODM”). Please explain how all personnel at the Adviser are a "group" for purposes of determination of the CODM. Please cite applicable US GAAP in the analysis, and if the CODM was incorrectly identified, please correctly identify the CODM in future reports filed with the Commission.

Response: The Trust responds by confirming that the Adviser was incorrectly identified as the CODM. The CODM function is being carried out collectively by the chief executive officer, chief financial officer and chief operating officer of the Adviser. The CODM will be correctly identified in future reports filed with the Commission..

We believe that this submission fully responds to your comments If you have any questions regarding the above response, please do not hesitate to contact Rachel Spearo of U.S. Bank Global Fund Services, the Trust’s sub-administrator, at (414) 516-1692 or rachel.spearo@usbank.com.

Sincerely,

/s/ Thomas J. Fuccillo
Thomas J. Fuccillo
Chief Legal Officer

cc:     J.G. Lallande, Esq.
    Carl Gee, Esq.
    Rachael Schwartz, Esq.